Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

August 18, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

•

Oromin Explorations Ltd. – News Release dated July 2, 2008,

•

Oromin Explorations Ltd. – BC FORM 53-901F Material Change,

•

Oromin Explorations Ltd. – Notice of Annual and Special Meeting, Information Circular, Financial Statements Request Form, Proxy and Voting Instruction Form,

•

Oromin Explorations Ltd. – News Release dated July 9, 2008,

•

Oromin Explorations Ltd. – BC FORM 53-901F Material Change

•

Oromin Explorations Ltd. – News Release dated July 16, 2008,

•

Oromin Explorations Ltd. – BC FORM 53-901F Material Change,

•

Oromin Explorations Ltd. – News Release dated July 24, 2008,

•

Oromin Explorations Ltd. – BC FORM 53-901F Material Change

•

Oromin Explorations Ltd. – News Release dated July 29, 2008,

•

Oromin Explorations Ltd. – BC FORM 53-901F Material Change,

•

Oromin Explorations Ltd. – Shareholder Rights Plan Agreement, Schedule A,

•

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended May 31, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: August 18, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

July 2, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

Oromin’s Year End Financials Delayed

Oromin Explorations Ltd. (the “Company”) (TSX-V: OLE; OTC/BB-OLEPF) advises that its year-end financial filings, due June 30, 2008 (the “Audited Financial Statements”), are delayed, due solely to delays in compiling year-end information from the Company's joint venture interests in Senegal, Africa, from the recent scaling up of operations on its oil & gas project in Argentina, and from the workload of carrying out an audit of internal controls pursuant to U.S. Sarbanes-Oxley legislation.  The late filing in no way reflects the financial condition of the Company - the Company is well-funded and exploration on its Sabodala property is going extremely well.

Reflecting the delayed financial filing, the Company requested and the British Columbia Securities Commission (“BCSC”) has granted a Management Cease Trade Order (“MCTO”). Under the terms of the MCTO, the Company will provide bi-weekly update reports as to the completion of the Audited Financial Statements.  The MCTO only applies to the Company's directors and senior officers and does not restrict the ability of the Company's public shareholders to buy and sell shares of the Company.

As required by the BCSC, the Notice of Default issued under CSA Notice 57-301 is reprinted in its entirety – see page 2 of this release.

As a consequence to this notice, no director, officer or other insider is permitted to buy, sell or otherwise transact in the shares of the Company until the Audited Financial Statements are filed and the MCTO is removed.

For further information, please contact the Company.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

CSA NOTICE 57-301 (the “Notice”)

Notice of Default

1.

Oromin Explorations Ltd. (the “Company”) is unable to file its audited financial statements for the twelve-month period ending February 29, 2008 (the “Audited Financial Statements”) by June 30, 2008 (the “Filing Deadline”), as required pursuant to National Instrument 51-102 Continuous Disclosure Obligations.

2.

The delay in filing results from delays in compiling year-end information from the Company's joint venture interests in Senegal, Africa, from the recent scaling up of operations on its oil & gas project in Argentina, and from the workload of carrying out an audit of internal controls pursuant to U.S. Sarbanes-Oxley legislation.

3.

The Company expects to file the Audited Financial Statements by July 25, 2008.

4.

August 30, 2008 is the date that is two months after the Filing Deadline and the securities commissions or regulators in British Columbia and Alberta may impose an issuer cease trade order (a “CTO”) if the Audited Financial Statements are not filed by that time. An issuer CTO may be imposed sooner if the Company fails to file Default Status Reports pursuant to Appendix B of CSA Notice 57-301 on time.

5.

The Company confirms that it intends to issue a Default Status Report on a bi-weekly basis, disclosing the requisite details, as required under Appendix B of CSA Notice 57-301, for as long as it remains in default of the Audited Financial Statement Filing Deadline.

6.

The Company is not subject to any insolvency proceedings.

7.

There is no other material information concerning the affairs of the Company that has not been generally disclosed.

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on July 29, 2008, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 29, 2008.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors at eight (8).

4.

To elect directors for the ensuing year.

5.

To reaffirm the Company’s existing Stock Option and Share Compensation Plan  for the ensuing year, as more fully set forth in the information circular accompanying this notice (the “Information Circular”).

6.

 To consider and, if thought fit, to pass an ordinary resolution to approve, ratify and confirm the Shareholder Rights Plan (the “Plan”) adopted by the Directors on June 27, 2008, the terms of which are more particularly described in the Company’s Information Circular, and any rights issued pursuant to such Plan.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 30th day of  June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

OROMIN EXPLORATIONS LTD.

INFORMATION CIRCULAR
as at June 30, 2008

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Oromin Explorations Ltd. (the “Company”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) or the Company’s head office, Suite 2000 – 1055 West Hastings Street, Vancouver, B.C., V6E 2E9  (Fax: 604-331-8773) no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.

In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by Intermediaries, such as those held on behalf of a broker’s client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)

A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder.  In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”.  If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)

A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow.  The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information.  If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF.  If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Canada (“Broadridge”) formerly known as ADP Investor Communications in Canada.  Broadridge typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries are responsible for forwarding the meeting materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these Meeting materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the  Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the Meeting as stated under the headings in the notice of meeting to which this information circular is attached.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on June 17, 2008, (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On June 17, 2008, 65,184,906 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue unlimited common shares without par value.

To the best of the knowledge of management of the Company, as of the Record Date no shareholder beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek	6,809,537 shares	10.5%

ELECTION OF DIRECTORS

The directors of the Company (the “Directors”) are elected at each annual general meeting and hold office until the next annual general meeting, unless a Director resigns or is otherwise removed in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia). In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at eight (8).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
DEREK BARTLETT Mississauga, Ontario Director and Audit Committee Member	Since 2002	5,000 shares	Consultant; Former President of Kingsman Resources Inc. and Saville Resources Inc. since 1994 and a director of several other junior mining companies.
ROBERT H. BRENNAN Chicago, Illinois Director	Since April 2006	1,321,761 shares	Senior Vice President, CB Richard Ellis – Capital Markets. Financier.
NELL M. DRAGOVAN Vancouver, British Columbia Director	Since 2004	1,936,904 shares	Businesswoman
NORMAN HAIMILA Hermann, Missouri Director and Audit Committee Member	Since 2001	95,000 shares	Consulting Geologist
CHET IDZISZEK Vancouver, British Columbia President and Director	Since 1994	6,809,537 shares	Geologist; President of Madison Minerals Inc., a mineral exploration company
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	Since 2004	Nil shares	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
JAMES G. STEWART Vancouver, British Columbia Director and Corporate Secretary	Since 1995	626,377 shares(2)	Barrister and Solicitor
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Since 2002	46,000 shares	Geological Consultant; President of Lakehead Geological Services Inc.

Note:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares 495,877 shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

Except as noted below, no proposed director:

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)

was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

is, as at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Mr. Derek Bartlett was a director of Diadem Resources Ltd. (“DRL”), a company listed on TSX Venture Exchange, which was the subject of cease trade orders issued by  the Ontario Securities Commission on October 23, 2001 and October 22, 2002 for failure to file required financial information. The required financial information were filed in December, 2001 and December, 2002 and the Ontario Securities Commission orders were revoked on December 17, 2001 and December 24, 2002 respectively.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at February 29, 2008, and the other three most highly compensated executive officers of the Company as at February 29, 2008, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The Company currently has two Named Executive Officers: Chet Idziszek, President and Chief Executive Officer; and Ian Brown, Chief Financial Offer. Until March 31, 2007, Naomi Corrigan was the Chief Financial Officer. Mr. Brown commenced his duties April 15, 2007. Ms. Corrigan continues as a consultant.

The following table sets forth the summary of the compensation paid for the past three fiscal years to the Named Executive Officers:

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)
Chet Idziszek, President and CEO	Feb. 29, 2008 Feb. 28, 2007 Feb. 28, 2006	$162,153 $144,812 $138,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 850,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Ian Brown, CFO	Feb. 29, 2008 Feb. 28, 2007 Feb. 28, 2006	$44,500 N/A N/A	Nil N/A N/A	Nil N/A N/A	200,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan, Former CFO	Feb. 29, 2008 Feb. 28, 2007 Feb. 28, 2006	$7,970 $42,283 $34,189	Nil Nil Nil	Nil Nil Nil	Nil Nil 30,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Options and SARs Granted During the Most Recently Completed Financial Year

The following table sets forth a summary of share options granted to the Named Executive Officers during the fiscal year ended February 29, 2008:

NEO Name	Securities Under Options / SARs Granted (#)	% of Total Options / SARs Granted	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options / SARs at Date of Grant ($ / Security)	Expiration Date
Chet Idziszek, President and CEO	Nil	N/A	N/A	N/A	N/A
Ian Brown, CFO	200,000	100%	$2.80	$2.79	April 20, 2012
Naomi Corrigan, Former CFO	Nil	N/A	N/A	N/A	N/A

Note:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant, with some exceptions in cases such as new optionees where vesting terms may be imposed at the discretion of the Board of Directors.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 29, 2008:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	$ Value of Unexercised In-the-Money Options (1) Exercisable/Unexercisable
Chet Idziszek, President	Nil	Nil	1,145,000/Nil	$2,564,250/Nil
Ian Brown, CFO	Nil	Nil	100,000/100,000	$60,000/$60,000
Naomi Corrigan, Former CFO	Nil	Nil	30,000/Nil	$45,000/Nil

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of $3.40   for the common shares of the Company on the TSX Venture Exchange on February 29, 2008, less the exercise price of in-the-money options.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and a corporation controlled by Douglas Turnbull were paid or accrued $121,543 and $128,420 respectively for geological consulting services rendered and a company controlled by J.G. Stewart was paid or accrued $76,750 for professional services rendered.  Ms. Nell Dragovan received $61,000 in salary.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended February 29, 2008 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Derek Bartlett	Nil	N/A	N/A	N/A	N/A
Robert H. Brennan	Nil	N/A	N/A	N/A	N/A
Nell Dragovan	Nil	N/A	N/A	N/A	N/A
Norman Haimila	Nil	N/A	N/A	N/A	N/A
Robert Sibthorpe	Nil	N/A	N/A	N/A	N/A
James G. Stewart	Nil	N/A	N/A	N/A	N/A
Douglas Turnbull	Nil	N/A	N/A	N/A	N/A

Notes:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of the grant. The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended February 29, 2008, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable
Derek Bartlett	Nil	Nil	145,000	$374,250
Robert H. Brennan	Nil	Nil	200,000	$300,000
Nell Dragovan	Nil	Nil	295,000	$805,500
Norman Haimila	Nil	Nil	75,000	$112,500
Robert Sibthorpe	Nil	Nil	50,000	$75,000
James G. Stewart	Nil	Nil	195,000	$490,500
Douglas Turnbull	Nil	Nil	95,000	$175,500

Notes:
(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of  the Company on the TSX Venture Exchange on February 29, 2008, which was $3.40,  less the exercise price of in-the-money stock options.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended February 29, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended February 29, 2008, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,958,000	$1.50	2,539,258
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	3,958,000	$1.50	2,539,258

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than the following two transactions.

By an agreement dated March 12, 2007 between the Company and Lund Gold Ltd. ("Lund"), the Company sold all of its interest in the Carneirinho exploration project in Brazil to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund at the ascribed price of $0.31 per share for a total ascribed transaction value of $371,351, this consideration being the cash amount that the Company had spent on acquisition, exploration and development of the Carneirinho project. Chet Idziszek, the President and a director of the Company, and J. G. Stewart, the Secretary and a director of the Company, were at that time and are to date also directors of Lund.

By an agreement dated March 11, 2008 the Company purchased 250,000 common shares of Surge Global Energy, Inc. ("Surge") at the price of USD $0.13 per share for a total purchase price of USD $32,500 from Chet Idziszek, the President and a director of the Company. The purchase price was set at the fair value of the Surge shares as established by quotations in the public market where Surge shares trade, and this transaction was made to facilitate the repurchase by the Company from Surge of a 17.52% interest in the Santa Rosa oil and gas project.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on February 27, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company LLP to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Derek Bartlett	Yes	Yes
Norman Haimila	No	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he or she has no direct or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange, it is categorized as a venture issuer.  As a result, National Instrument 52-110 Audit Committees (“NI 52-110”) exempts the Company’s Audit Committee from having all independent members.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
February 29, 2008	$60,000	Nil	Nil	Nil
February 28, 2007	$45,500	$7,500	$5,500	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.  These services involved the auditor’s provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principal objective of the Company is to generate economic returns with the goal of maximising shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practising good corporate governance, and has adopted a corporate governance manual that contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company.  To facilitate independence, the Company is committing to the following practices:

1.

The recruitment of strong, independent directors.

2.

A majority of the directors being independent.

3.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the eight nominees for directors of the Company, Derek Bartlett, Robert Brennan, Robert A. Sibthorpe and Douglas Turnbull are independent. The remaining four directors, Norman Haimila, Chet Idziszek, Nell M. Dragovan and J.G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Dr. Haimila being the Vice President Exploration (Petroleum) of the Company, Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a member of his immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

Certain of the directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer

Derek Bartlett	Cadman Resources Inc.
Kingsman Resources Ltd.
Newport Gold Inc.
Saville Resources Ltd.
Waseco Resources Ltd.
X-Cal Resources Ltd.

Nell M. Dragovan	Madison Minerals Inc.

Chet Idziszek	Cadman Resources Inc.
IMA Exploration Inc.
Lund Gold Ltd.
Madison Minerals Inc.

Name	Reporting Issuer
Robert A. Sibthorpe	Black Pearl Minerals Consolidated Inc.
Klondex Mines Ltd.
Madison Minerals Inc.
TTM Resources Inc.

J.G. Stewart	Bayswater Uranium Corporation
Buffalo Gold Ltd.
Cascade Resources Inc.
CMYK Capital Inc.
Kingsman Resources Ltd.
Longview Capital Partners Incorporated
Lund Gold Ltd.
Madison Minerals Inc.
Salmon River Resources Ltd.

Douglas Turnbull	Buffalo Gold Ltd.
Dagilev Capital Corp.
Grizzly Diamonds Ltd.
Kola Mining Corp.
Salmon River Resources Ltd.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

2.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.

Promote avoidance or absence of conflicts of interest.

4.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.

Promote compliance with applicable governmental laws, rules and regulations.

6.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.

Promote accountability for adherence to the Code.

8.

Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

9.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Stock Option and Share Compensation Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to the Company and its subsidiaries, with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held on July 31, 2007.  In accordance with the policies of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

In addition, the Plan provides that a maximum of 250,000 bonus shares (“Bonus Shares”), in the aggregate, may be issued in any calendar year to eligible persons, excluding directors, in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the market price.   The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

 “BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder along with 250,000 bonus shares as described in the Company’s Information Circular dated June 30, 2008, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Shareholder Rights Plan

Adoption of the Shareholder Rights Plan

Members will be asked at the Annual and Special Meeting to consider and, if deemed advisable, to approve a resolution to ratify the establishment of a shareholder rights plan (the “Rights Plan”).

On June 27, 2008, the Board unanimously approved the adoption of the Rights Plan to become effective on June 27, 2008 and the entering into by the Company of a shareholder rights plan agreement dated June 27, 2008 (the “Rights Agreement”) with Computershare Investor Services Inc., as Rights Agent.

Purpose of Rights Plan

The Rights Plan is adopted by the Company to ensure that any takeover bid made for the common shares of the Company would be made to all shareholders and provide the Board with sufficient time to consider any such offer and explore alternatives to allow shareholders to receive full and fair value for their common shares.  Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a company that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares of that company.  A take-over bid can be completed in between 21 and 30 days, which the Board believes is too short a time period for the Board to adequately assess the offer and, if necessary, develop other alternatives in offer to maximize shareholder value.

The Rights Plan is intended to encourage any person seeking to acquire control of the Company to make an offer that represents fair value to all shareholders and to provide the Board of the Company with sufficient time to assess and evaluate the offer, to permit competing bids to emerge and, as appropriate, to explore and develop alternatives to maximize value for shareholders.

The Rights Plan is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a once and for all gain.  After the acquisition of effective control of a company, the opportunity for this one time gain normally does not recur.  Like most companies, effective control of the Company can be secured through the ownership of less than 50% of its common shares.  Without a Rights Plan, it would be possible for a bidder to acquire effective control over a relatively short period of time using various techniques permitted under the securities legislation in Canada, without ever making the bid available to all shareholders.

The Rights Plan is designed to protect the Company’s shareholders from this occurrence by virtue of the substantial dilution that could be experienced by a person or group that attempts to acquire control of the Company otherwise than pursuant to a Permitted Bid or a Competing Bid (as defined below).  However, the Rights Plan will not interfere with any take-over which fits the criteria of a Permitted Bid, and, as a Permitted Bid, receives the approval of the shareholders as contemplated in the Rights Agreement, or with any merger or other business combination approved by the Company (such approval would be evidenced by the Board waiving the application of the Rights Plan to a particular take-over bid or by redeeming the Rights (as defined below) under certain circumstances).

The Rights Plan establishes rules for determining Beneficial Ownership (as defined below) of the common shares.  Anyone seeking to acquire 20% or more of the outstanding common shares must, according the Rights Plan, either make a Permitted Bid or negotiate with the Board to avoid triggering the dilutive effects of the Rights Plan.

The Board is of the view that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a Permitted Bid which would be available to all shareholders, and as a result the Rights Plan will likely deter unfair, coercive bid tactics and strategies that do not treat all shareholders equally.  Recent decisions of the Ontario Securities Commission indicate that a shareholder rights plan can be appropriately used for these purposes.

To qualify as a Permitted Bid under the Rights Plan, a take-over bid must be made for all common shares and must be open for 60 days after the bid is made.  If at least 50% of the common shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares.  The bid must then remain open for a further period of 10 business days on the same terms.  This allows a shareholder to decide whether the bid is adequate on its own merits without being influenced by the likelihood that the bid will succeed.  It also provides a shareholder who has not already tendered to a bid an opportunity to do so if at least 50% of common shares have been tendered to that bid.

The adoption of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.  It is not the intention of the Board in adopting the Rights Plan to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is considered to be fair and in the best interests of the shareholders.  The rights of the shareholders under existing law to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan.

Summary Description of the Rights Plan

The following is a summary of the principal terms of the Rights Plan.

Authority

On June 27, 2008, the Board of the Company approved the adoption of the Rights Plan and the entering into by the Company of the Rights Agreement with Computershare Investor Services Inc., as Rights Agent.

Purpose of Rights Plan

The Rights Plan was adopted by the Company to ensure that any take-over bid made for the common shares would be made to all shareholders and to provide the Board with sufficient time to consider any such offer and explore alternatives.  The Rights Plan is intended to encourage any person seeking to acquire control of the Company to make an offer that represents fair value to all shareholders and to provide the Board of the Company with sufficient time to assess and evaluate the offer and, as appropriate, to explore and develop alternatives to maximize value for shareholders.

The Rights Plan is designed to protect all shareholders from certain bids to acquire control of the Company by virtue of the substantial dilution that could be experienced by a person or group that attempts to acquire control of the Company otherwise than pursuant to a Permitted Bid or a Competing Permitted Bid (as defined below).  However, the Rights Plan should not interfere with any takeover which, as a Permitted Bid, receives the approval of the shareholders as contemplated in the Rights Agreement, or any merger or other business combination approved by the Company (because the Board may waive the application of the Rights Plan to a particular take-over bid or redeem the Rights (as defined below) under certain circumstances).

The Rights Plan establishes rules for determining Beneficial Ownership (as defined below) of the common shares. Anyone seeking to acquire 20% or more of the outstanding common shares must, according to the Rights Plan, make a Permitted Bid or negotiate with the Board to avoid triggering the dilutive effects of the Rights Plan.

Attributes of Rights

To implement the Rights Plan, the Board authorized the issuance to holders of record at 12:01 a.m. on June 27, 2008 (the “Record Time”) of one right (a “Right”) in respect of each outstanding common share of the Company outstanding as of the Record Time.

Each Right will entitle the registered holder thereof to purchase from the Company one common share at an exercise price of $20.00 per common share subject to adjustment (the “Exercise Price”) during the term of, in accordance with and subject to the provisions of the Rights Plan.

The Company has entered into the Rights Agreement with Computershare Investor Services Inc. (as Rights Agent) regarding the exercise of the Rights, the issuance of certificates evidencing the Rights and other related matters.

Until a Right is exercised, the holder thereof will not have any rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

The issue of Rights is not taxable to the Company or to holders of common shares.  The Company will receive no proceeds from the issuance of the Rights.

Trading of Rights

Until the Separation Time (as defined below), the Rights will be evidenced by certificates for the common shares with which such Rights are associated.  As soon as practicable following the Separation Time, separate certificates evidencing the Rights will be mailed to shareholders, and thereafter the separate certificates will evidence the Rights.  Until the Separation Time, the Rights will be transferred with, and only with, the associated common shares.

Separation Time

The Rights will become exercisable and begin to trade separately from the associated common shares at the Separation Time, which is defined to be the close of business on the tenth Business Day (as defined in the Rights Agreement) after the earlier to occur of:

1.

the first date of public announcement or other disclosure that an Acquiring Person (as defined below) has become such; and

2.

the date of commencement of, or first public announcement of any intention to make an acquisition of common shares of the Company pursuant to a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) that would result in the beneficial ownership by a person (or group of affiliated or associated persons) of 20% or more of the outstanding common shares (a “Take-over Bid”), provided that if a Take-over Bid expires, is cancelled, terminated or is otherwise withdrawn prior to the Separation Time, such Take-over Bid will be deemed never to have been made.

Certificates for common shares issued after the Record Time and prior to the Separation Time will contain a legend incorporating the Rights Agreement by reference.

As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”), will be mailed to the holders of record (other than an Acquiring Person), as of the Separation Time, of common shares and the Rights Certificates alone will evidence the Rights.

Acquiring Person

A person becomes an “Acquiring Person” (as defined in the Rights Agreement) generally when such person (together with affiliated or associated persons) has acquired “Beneficial Ownership” (as defined below) of 20% or more of the outstanding common shares of the Company, other than as a result of certain events that include:

1.

an acquisition or redemption by the Company of common shares which, by reducing the number of common shares of the Company outstanding, increases the proportionate number of common shares held by such Acquiring Person to greater than 20% of the outstanding common shares of the Company;

2.

share acquisitions made pursuant to a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined below);

3.

share acquisitions with respect to which the Board has waived the exercisability of the Rights; and

4.

share acquisitions as a result of certain pro rata distributions to the holders of voting securities of the Company, including pursuant to a dividend reinvestment plan, a stock dividend, a stock split or a rights offering.

The definition of Acquiring Person also excludes a person who is the Beneficial Owner of 20% or more of the outstanding common shares as of the Record Time, provided that such person does not acquire additional common shares which amount to more than 2% of the number of common shares outstanding from time to time, other than pursuant to warrants or other share acquisition rights held as of the Record Time.  Currently, the Company has no shareholder which beneficially owns more than 20% or more of the outstanding common shares.

Beneficial Ownership

Under the Rights Plan a person will be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

1.

any securities as to which such person or any affiliate of such person is or may be deemed to be the direct or indirect owner at law or in equity and for this purpose, a person shall be deemed to be an owner at law or in equity of all securities:

(a)

owned by a partnership of which such person or any affiliate of such person is a partner;

(b)

owned by a trust of which such person or any affiliate of such person has a beneficial interest and which is acting jointly or in concert with that person or of which the person has a 50% or greater beneficial interest;

(c)

owned jointly or in common with others;

(d)

of which such person or any of the affiliates of such person is deemed to be the beneficial owner pursuant to the Securities Act (Ontario) for the purposes of insider trading or take-over bids whether or not such Beneficial Owner or deemed Beneficial Owner is the holder of record of such securities;

2.

any securities as to which such person or any affiliate or associate of such person has

(a)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering or private placement of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, right (other than the Rights), warrant or option, or otherwise or

(b)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise), pursuant to any agreement, arrangement or understanding or otherwise; and

3.

any securities which are Beneficially Owned within the meaning of paragraphs 1 or 2 above by any other person or entity with which such person or any affiliate or associate of such person has any agreement, arrangement or understanding (whether or not in writing) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any common shares of the Company (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering or private placement of securities or agreements between a fiduciary acting as such and another person where the fiduciary has no investment authority (including none of the rights of control or direction) and no beneficial interest in the securities owned by the other person) or acquiring, holding or disposing of a significant portion of the property or assets of the Company or any subsidiary of the Company;

provided, however, that a person shall not be deemed the “Beneficial Owner”, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

4.

solely because such security has been deposited or tendered pursuant to any tender or exchange offer or take-over bid made by such person or made by any affiliate or associate of such person or made by any other person referred to in paragraph 3 above until such deposited or tendered security has been taken up or paid for, whichever shall first occur; or

5.

solely because such person or any affiliate or associate of such person or any other person referred to in paragraph 3 above has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or solely because any such person has an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors; or

6.

solely because such person or any affiliate or associate of such person or any other person referred to in paragraph 3 above has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation; or

7.

solely because

(a)

such person or any affiliate or associate of such person or any other person referred to in paragraph 3 above, holds or exercises voting or dispositive power over such security; provided that the ordinary business of any such person (the “Investment Manager”) includes the management of investment funds for others and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other person (a “Client”) who is not an associate or affiliate of the Investment Manager; or

(b)

such person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons or in relation to other accounts and holds or exercises voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent person (each an “Estate Account”) or for such other accounts (each an “Other Account”) where neither such estate nor any beneficiary thereof is an affiliate of the Trust Company and the Trust Company is not an associate of such estate or beneficiary; or

(c)

the ordinary business of any such person includes acting as an agent of the Crown in the management of public assets (the “Crown Agent”); or

(d)

the person is an independent person established by statute for, among other things, the administration of benefit pension plans (the “Independent Person”)

provided, however, that in any of the foregoing cases no one of the Investment Manager, the Trust Company, the Crown Agent or the Independent Person shall have made or proposes to make a Take-over Bid in respect of securities of the Company alone or by acting jointly or in concert with any other person; or

8.

solely because such person is a Client of the same Investment Manager as another person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or solely because such person is an Estate Account or an Other Account of the same Trust Company as another person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

Flip-in Event

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights will entitle the holders thereof to purchase from the Company, upon exercise, that number of common shares with an aggregate market value equal to twice the Exercise Price of the Rights at a price equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including such person’s associates and affiliates, any person acting jointly therewith, associates and affiliates of such person acting jointly therewith and any direct or indirect transferee of such persons) will be void.  A Flip-in Event does not include acquisitions which do not result in an acquirer becoming an Acquiring Person and therefore excludes, among other things, acquisitions with respect to which the Board has waived exercisability of the Rights or acquisitions pursuant to a “Permitted Bid” (as defined below).

Permitted Bid

In common with most rights plans adopted in Canada, the Rights Plan contemplates a “Permitted Bid” which is a Take-over Bid that will not trigger the exercisability of the Rights.  To qualify as a Permitted Bid, the Take-over Bid must:

1.

be made for all outstanding common shares of the Company and to all holders of record of the common shares wherever resident, other than the Offeror;

2.

provide that no common shares will be taken up or paid for prior to the expiration of a period of at least 60 days after the date of the bid (during which period shares tendered may be withdrawn) and then only if at such time more than 50% of the common shares held by Independent Shareholders (as defined below) shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn; and

3.

provide that if, at the expiration of such period, the bid has been accepted as to more than 50% of the common shares held by the Independent Shareholders, the bidder must publicly announce such fact and allow shareholders a further 10 business days in which to accept the bid.  “Independent Shareholders” are holders of common shares of the Company other than (i) an Acquiring Person, (ii) an offeror under a Take-over Bid, (iii) affiliates, associates or persons acting in concert with such Acquiring Person or offeror, or (iv) a plan or trust for the benefit of employees of the Company (unless the beneficiaries direct the manner in which the common shares are to be voted or direct whether the common shares are to be tendered pursuant to a Take-over Bid).

The Rights Plan does not contemplate a “Partial Bid” (a bid for less than all of the Company’s outstanding common shares) as a Permitted Bid.

Competing Permitted Bid

“Competing Permitted Bid” means a Take-over Bid that: (i) is made while another Permitted Bid is in existence; (ii) satisfies all the provisions of a Permitted Bid, except that the requirements set out in paragraph 2 of the definition of a Permitted Bid set out above shall be satisfied if the Take-over Bid shall contain and the take up and payment for securities tendered or deposited thereunder shall be subject to an irrevocable and unqualified condition that no common shares shall be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on the date that is no earlier than the date which is the later of 21 days after the date the Competing Permitted Bid is made or the earliest date on which common shares may be taken up or paid for under any other Permitted Bid that is then in existence for the common shares.

Exchange Option

If at any time the Board acting in good faith determines that conditions exist that would eliminate or materially diminish in any respect the benefits intended to be afforded by the Rights Plan to holders of Rights, the Board may at any time after the occurrence of a Flip-in Event, without seeking the approval of the holders of the common shares or Rights, authorize the issuance or delivery to each holder of a Right (other than a person whose Rights have become void as a result of the Flip-in Event) (i) in return for the Right and the Exercise Price, cash, debt, equity or securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right and without further charge (unless imposed under applicable law), cash, debt, equity or other securities or property or assets (or a combination thereof) having a value equal to the Exercise Price.  This exchange alternative enables the Board to preserve the economic benefit of the Rights without requiring the holders of Rights to expend funds to exercise the Rights.

Adjustments to Exercise Price and Number of Rights

The Rights Agreement provides that the Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment designed to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Waiver

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event which may arise in respect of any Take-over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors authorized a waiver.

The Board may also waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.001 (Cdn.) each.  The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  In addition, the Board of Directors are deemed to elect to redeem the Rights if a person acquires not less than 90% of the outstanding common shares pursuant to a Permitted Bid or a Competing Permitted Bid.

Amendment

The Company may make amendments to the Rights Agreement without the approval of holders of Rights to correct any clerical errors and to address changes in law.  Prior to the date of the Meeting, the Company may make any other change to the Rights Agreement that the Board of Directors determines to be necessary or desirable.  Following the Meeting, the Company will have authority to make other amendments to the Rights Agreement only with the approval of shareholders.

In addition to these provisions, amendments to the Rights Agreement which effect the Rights Agent require the Rights Agent’s prior approval and certain amendments may be subject to other regulatory approvals.

Term

The Rights will expire on June 27, 2018 (the “Expiration Date”), unless earlier redeemed or exchanged by the Company.

Shareholder Approval

In accordance with stock exchange requirements, the adoption of the Rights Plan must be confirmed at a meeting of shareholders of the Company to be held no later than six months after the date the Rights Plan is adopted.  Accordingly, the Board has requested that the Rights be confirmed at the Meeting by the affirmative vote of a majority of the holders of common shares, present or by proxy, at such meeting.

The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Recommendation of the Board of Directors

The Board has determined that the Rights Plan is in the best interests of the Company and its shareholders.  The Board unanimously recommends that the resolution sets out below be adopted by the shareholders at the Annual and Special Meeting:

“RESOLVED THAT:

1.

The shareholder rights plan agreement dated June 27, 2008 (the “Rights Agreement”) with Computershare Investor Services Inc., as Rights Agent, a summary of which has been included in the Notice of Annual and Special Meeting and Management Proxy Circular, as the same may be amended prior to July 29, 2008 and any rights issued pursuant to such Agreement be and are hereby ratified and confirmed.

2.

Any one officer or director of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and to take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.  V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@oromin.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 30th day of June, 2008.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

OROMIN EXPLORATIONS LTD.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52 – 110 Audit Committees, unless otherwise exempted by NI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.

The Audit Committee will review:

(a)

The internal auditor’s terms of reference.

(b)

The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)

The appetite for financial risk as set forth by management and the Board.

(b)

The Corporation’s policies for the management of significant financial risk.

(c)

Management’s assessment of the significant financial risks facing the Corporation.

(d)

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

_______

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:

OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

OROMIN EXPLORATIONS LTD.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

________________________________________

E-mail address (optional)

OROMIN EXPLORATIONS LTD.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on July 29, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Pacific Time, on July 25, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

26MY08079.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Oromin Explorations Ltd. (the "Company") hereby appoints: Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Oromin Explorations Ltd. to be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, CANADA on Tuesday, July 29, 2008 at 10:00 am (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. Determine the Number of Directors To determine the number of Directors at eight (8).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Derek Bartlett	☐	☐	02. Robert H. Brennan	☐	☐	03. Neil Dragovan	☐	☐
04. Norman Haimila	☐	☐	05. Chet Idziszek	☐	☐	06. Robert Sibthorpe	☐	☐
07. James G. Stewart	☐	☐	08. Douglas Turnbull	☐	☐			

Fold

	For	Withhold
3. Appointment of Auditors Appointment of Davidson & Company LLP as Auditors of the Company at remuneration to be fixed by the Directors.	☐	☐

	For	Against
5. Shareholder Rights Plan To approve the Shareholder Rights Plan as more fully set forth in the information circular.	☐	☐

Fold

	For	Against
6. Transact Other Business To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 4 5 3 3 6 A R 0 O L E Q

OROMIN EXPLORATIONS LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fdd

Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on July 29, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fdd

VIFs submitted must be received by 10:00 am, Pacific Time, on July 25, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

26MY08079.NOBO.E.SEDAR/000001/000001A

Appointee(s)

I/We, being holder(s) of Oromin Explorations Ltd. (the "Company") hereby appoint: Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Oromin Explorations Ltd. to be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, CANADA on Tuesday, July 29, 2008 at 10:00 am (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. Determine the Number of Directors To determine the number of Directors at eight (8).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Derek Bartlett	☐	☐	02. Robert H. Brennan	☐	☐	03. Neil Dragovan	☐	☐
04. Norman Haimila	☐	☐	05. Chet Idziszek	☐	☐	06. Robert Sibthorpe	☐	☐
07. James G. Stewart	☐	☐	08. Douglas Turnbull	☐	☐			

Fold

	For	Withhold
3. Appointment of Auditors Appointment of Davidson & Company LLP as Auditors of the Company at remuneration to be fixed by the Directors.	☐	☐

	For	Against
5. Shareholder Rights Plan To approve the Shareholder Rights Plan as more fully set forth in the information circular.	☐	☐

Fold

	For	Against
6. Transact Other Business To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

0 4 5 3 3 5 A R 0 O L E Q

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 2, 2008

Item 3.

Press Release

July 2, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer advises year end financials being delayed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 2nd day of July, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

July 9, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

Oromin Announces Prospective Oil Resources at its
Santa Rosa Prospect in Argentina

Oromin Explorations Ltd. (“Oromin” or the “Company”) is pleased to announce the receipt of an independent report (the “Santa Rosa Evaluation”) from Aeon Exploration Inc. of Calgary, Alberta (“Aeon”) that provides an evaluation of prospective resources with respect to its 100% owned CCyB-9 Santa Rosa exploration permit and exploitation concession on a property located in the Cuyana Basin in the Province of Mendoza, Argentina. The independent report concludes that the unrisked probabilistic recoverable oil resource potential for the Santa Rosa project ranges from 45,167,000 barrels of oil to 380,800,000 barrels of oil, and sets out 131,564,000 barrels of oil as the most likely amount of recoverable resources on the prospect. The Company emphasizes that the Santa Rosa project is a wildcat  prospect, and the top of the dome structure target has not been drilled.

Summary of Santa Rosa Evaluation

The Santa Rosa Evaluation is authored by three independent consultants of Aeon: Robert O. Potter, P. Geol., Kenneth J. Drummond, P. Geol., and Andrew M. Ilnycky, P.Eng., all registered in the Province of Alberta. The report has been prepared in accordance with Sections 5.9 and 5.10 of National Instrument 51-101, and is based upon the authors’ review of technical data including geology, geophysics and reservoir parameters.

The report also provides an economic evaluation, presented in the form of net operating income and net cash flow over the expected 25 year life of the hydrocarbon rights. Numerous scenarios are presented, using discount rates ranging from 0% to 20%. Using a discount rate of 10%, the report estimates net present values ranging from $764.4 million to $6,542.3 million, and sets out $2,305.0 million as the most likely NPV. [All dollar amounts in the report and this release are in U.S. dollars.] The NPV amounts are unrisked net present values of probabilistic recoverable oil resources. The economic analyses were conducted using the price of $42 per barrel, which is a capped price currently in effect under Argentinean regulations. In accordance with Section 5.6 of NI 51-101, the Company declares that the estimated values disclosed do not represent fair market value.

Norman Haimila, Ph.D., director and VP Explorations – Petroleum of the Company, stated, “This robust valuation of the prospective resources at the Santa Rosa Block strongly encourages Oromin to drill the necessary wells to test the prospect in a rapid time frame. We are working closely with government and industry participants in Mendoza towards drilling up to three test wells, which we expect to take place in the first quarter of 2009.”

The evaluation of resources for non-producing oil prospects is a complex engineering task. The full Santa Rosa Evaluation is available on the Company’s website www.oromin.com and filed on SEDAR. We recommend that readers refer to the Santa Rosa Evaluation in its entirety. On our website, the report is at “Investors/Articles and Reports”. We have prepared a summary of the key assumptions which have been applied to the technical data in the report in Appendix A on page 4 of this news release. Readers are also referred to Appendix B – Glossary of Technical and Other Terms and to the Cautionary Statement on page 5 of this release.

The resources described in the Santa Rosa Evaluation and in this release are “undiscovered resources” as defined in the COGE Handbook. Undiscovered Resources are defined as those quantities of oil and gas estimates on a given date to be contained in accumulations yet to be discovered. The estimate of the potentially recoverable portions of undiscovered resources is classified as prospective resources. Prospective resources are defined as those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. They are technically viable and economic to recover.

In accordance with Section 5.9 of NI 51-101, the Company declares that there is no certainty that any portion of these resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Summary of the Santa Rosa Dome Prospect

The Company’s wholly-owned subsidiary Exploraciones Oromin SA holds its interest in the permit and the exploitation concession pursuant to Decree 1018/2008 of the Province of Mendoza, issued on May 2, 2008 (the “Decree”). The Santa Rosa CCyB-9 Block is covered by the Decree for the exploration for  hydrocarbons comprising 7,694 km2 situated over the Santa Rosa Dome centered around latitude 33°15´ South and longitude 67°40´ West, extending from 52 km to 130 km east of the city of Mendoza, and approximately 100 km north from the River Tunuyan, in the Province of Mendoza, Argentina (the “Santa Rosa Dome Prospect” or “Santa Rosa Block”).

The Santa Rosa Block is situated on the gentle eastern slope of the Andes. The western side of the block is approximately 600 meters above sea level. Local elevations only vary about 10 meters over fairly large areas. Most of the block consists of scrub brush covering low stabilized dune fields. The block is located on the east side of the Cuyana Basin, a geological district of approximately 161,000 km2, which exhibits maximum sediment thickness of 4,000 to 4,500 meters.

The western portion of the Cuyana Basin exhibits two north-south trending productive anticlines with 18 established oil pools which have produced 1,287 million barrels of oil to December 31, 2003. This oil is interpreted to have been sourced from “kitchens” associated with the Cacheuta formation.

The geological model which forms the basis for the prospectivity of the Santa Rosa Dome Prospect hypothesizes that hydrocarbons generated to the east of the axis of the depocentre of the Cuyana Basin would have migrated east from the kitchen into a large regional arch and dome between the Cuyana and San Luis Basin – that is, onto the Santa Rosa Block. Hydrocarbons could be structurally and stratigraphically trapped along the western flank and on the crest of the Santa Rosa Dome.

The geological model is supported by seismic evidence and test well results. Seismic evidence includes 1) 1,129 km of regional two-dimensional seismic acquired by YPF in the early 1980’s forming a regional grid approximately 20 km by 20 km over most of the block and a more closely spaced grid approximately 3 km by 3 km over the southwest corner of the block, and 2) four lines of two-dimensional seismic data acquired, processed and interpreted by Oromin in 2001 and 2002.

Test well evidence includes one well, the Jaguel la Esperanza x-4, drilled in 1963 by YPF to total depth 2,031 meters along the southern boundary of the block, and, on the Santa Rosa Block itself, two wells drilled by Chauvco Resources Ltd.; 1) the Santa Rosa Este x-1001 drilled in 1994 to total depth 1,376 meters, and 2) the Santa Rosa x-2 drilled in 1995 to a total depth of 2,078 meters. Single mud log hydrocarbon gas shows were recorded in both the SR Este x-1001 and the SR x-2 wells. Both hydrocarbon shows could be related to migration from the kitchen, located to the west, eastward into the Santa Rosa Block.

Based on interpretation of regional and local geology, of the seismic evidence, and of the test well evidence, the geological model sets out the potential for multiple types of stratigraphic and structural hydrocarbon traps. Seismic and well data also indicate that some of the reservoir rocks which are oil-producing in the west side of the Cuyana Basin are present in the dome structure on the Santa Rosa Block in the east side of the basin.

Exploration risk

The Santa Rosa Evaluation provides a discussion assessing the probability of geological success in undertaking a test well program on the Santa Rosa Dome Prospect. The risk factors in assessing the probability are associated with source rock risk, migration risk, reservoir rock risk, closure risk, and containment risk, each of which are discussed in the Santa Rosa Evaluation. A negative outcome from any one of, or a combination of, these risk factors has the potential for a failure to discover economic concentrations of hydrocarbons. The report states, among numerous other matters, “The most significant risk to the play is the identification of a drillable closure due to the limited amount of seismic data. The closure probability could be significantly improved by additional technical data bases – gravity, aeromagnetics, satellite imaging, surface geochemistry and/or seismic.”

Drilling plan for 2009

The Company has commenced environmental reviews, has completed satellite imagery, and is otherwise engaged in upgrading the technical data bases as described in “Exploration risk” above. This further includes seeking to obtain certain additional seismic data believed to exist with government agencies, and plans to conduct limited additional geophysical/seismic studies on the Company’s own account, all preparatory for establishing definitive locations for up to three test wells expected to be drilled in the first quarter of 2009.

The preceding summaries of the Santa Rosa Dome Prospect and of the Exploration Risk are by their nature abbreviated summaries only, of the much more extensive technical description contained in the Santa Rosa Evaluation. We recommend that readers refer to the Santa Rosa Evaluation in its entirety. Readers are also referred to Appendix A – Summary of Key Assumptions, to Appendix B – Glossary of Technical and Other Terms, and  to the Cautionary Statement on page 5 of this release.

Letter of Intent with Otto Energy Limited

As disclosed in the Company’s regulatory filings since 2005, Otto Energy Limited (“Otto”), a public company listed on the Australian Stock Exchange, executed a Letter of Intent with the Company which enables it to earn up to a 41.24% working interest in the Santa Rosa Dome Prospect, in two stages, by the expenditure by Otto of a total of US$ 2,297,381. Otto’s participation is subject to the completion of legal and financial due diligence to Otto’s satisfaction, and to the settlement and execution of a joint venture agreement respecting the project. Each of these pre-conditions is currently under way. Otto’s expenditure would be applied towards the programs referred to above under “Drilling plan for 2009”.

Other information

Robert O. Potter, P.Geol., is the principal author of the Evaluation of Prospective Resources, and is an independent “qualified reserves evaluator” for the purposes of National Instrument 51-101. Mr. Potter has reviewed the summary of the evaluation report and of the exploration risk disclosed in this news release and has provided his consent to their inclusion.

Dr. Haimila is also a “qualified reserves evaluator” for the purposes of National Instrument 51-101. Dr. Haimila, who is not independent of the Company, has reviewed the summary of the Santa Rosa Dome Prospect disclosed in this news release and has provided his consent to its inclusion. Dr. Haimila is a member of the American Institute of Petroleum Geology and the American Association of Petroleum Geologists.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Evaluation of Prospective Resources

Santa Rosa Oil Prospect, Province of Mendoza, Argentina

APPENDIX A – Summary of Key Assumptions

1.

Report date July 3, 2008.

2.

Effective date of economic estimates January 1, 2009.

3.

Production life is 25 years, corresponding to the Exploitation period in Decree 1018/2008. Resources assumed recovered through primary recovery only.

4.

Economics are presented on a 100% interest. Provincial royalty rate 15%. Production also subject to a 1% gross overriding royalty to Dr. Haimila.

5.

Production development area ranges from 30 km2 to 120 km2 . Projected initial production rates range from 225 barrels per day per well to 475 bpd per well. Number of potential wells ranges from 61 to 250. Potential resources recovered range from 45,000,000 to 380,800,000 barrels oil.

6.

Capital costs for wells range from $45.8 million to $187.5 million; for gathering equipment and batteries, from $33.1 million to $135.5 million; for field facilities, $4.0 million; for costs of abandonment, $6.1 million to $25.0 million; potential pipeline cost (certain scenarios only) $40.0 to $60.0 million.

7.

Abandonment costs assumed at $100,000 per operating well. An abandonment fund is created during the life of the project, with an annual provision for abandonment taken at 5% of any prior year’s positive net income before taxes and depreciation until the abandonment fund is fully funded.

8.

Costs of operations assumed at $2,500 per well per month. Facility operation cost assumed at $5,300 per well per month.

9.

Capital cost assumed to be carried forward and written off against future income for a period of five years, as provided under the Argentinean fiscal regime.

10.

Argentinean regulated price of oil assumed to remain constant at $42.00 per barrel over life of project. The full report provides a sensitivity case assuming $60.00 per barrel.

11.

Production is assumed to be marketed at a point of delivery to Repsol YPF’s refinery at Lujan de Cuyo. Production will be trucked to a gathering pipeline approximately 80km distant until field production reaches 15,000 BOPD (if attained), at which point a pipeline would be warranted. Capital and operating costs of pipeline assumed to be recovered through a cost of service model over a life of 20 years.

12.

Santa Rosa oil production assumed to have an API gravity of 33° and low sulphur. Reference crude for pricing purposes is West Texas Intermediate with assumed API gravity of 40° and 0.5% sulphur.

13.

Revenues from gas assumed to be zero.

14.

The economic evaluation was run for constant prices and costs in 2008 dollars.

Evaluation of Prospective Resources

Santa Rosa Oil Prospect, Province of Mendoza, Argentina

APPENDIX B – Glossary of Technical and Other Terms

Anticline	A fold in a rock formation with strata sloping downward on both sides from a common crest. Can form a trap which will contain hydrocarbons over long periods of geologic time, awaiting discovery.
API gravity	A measure of the relative lightness or heaviness of a petroleum liquid. Light crude oil is defined as having API gravity higher than 31.1°. [API: American Petroleum Institute]
CCyB-9	The official name of the Santa Rosa Block according to Argentine government agencies.
Cacheuta formation

A sedimentary stratum in the Cuyana Basin of central Argentina, composed of black shales with thin layers of tuffs in the lower and middle parts. The basal mudstones are highly bituminous and constitute the richest source rocks for hydrocarbons in the region.

COGE Handbook	The “Canadian Oil and Gas Evaluation Handbook” published by the Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum
Depocentre	(In geology) The area within a sedimentary basin where the thickest amount of sediments have been deposited and/or preserved.
Kitchen	(In geology) A geological formation wherein by the combination of heat and pressure organic material is converted into hydrocarbons over periods of geological time.
National Instrument 51-101 or NI 51-101	“Standards of Disclosure for Oil and Gas Activities” – the specification established by the securities regulatory agencies in Canada for statutory disclosures related to oil and gas assets.
Reservoir rocks	Rock formations capable of hosting hydrocarbons in place.
YPF	YPF S.A., a major Argentinean integrated oil and gas corporation, since 1999 part of RepsolYPF, a major international integrated oil and gas company.

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 15, 2008

Item 3.

Press Release

July 9, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces potential oil resources at its Santa Rosa property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of July, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

July 16, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

Status of Financial Statements

Vancouver, BC July 16, 2008.   Further to the Company’s news release of July 2, 2008 advising a delay in filing year-end financial statements, the Company has today filed a bi-weekly Default Status Report as required by CSA Notice 57-301.  A copy of this report is available on SEDAR and is also attached to this news release.  The report discloses no material changes in the circumstances addressed in the July 2 news release.  The Company expects to file its year-end financial statements by July 25, 2008 as previously advised.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

CSA NOTICE 57-301 (the “Notice”)

Default Status Report

July 16, 2008

Further to the Company’s Notice of Default dated July 2, 2008 the Company discloses:

1.

There are no material changes in the information contained in the Notice of Default;

2.

There has been no failure by the Company to fulfill its stated intentions in its Notice of Default;

3.

There is no actual or anticipated default of a financial statement filing requirement subsequent to that disclosed in the Notice of Default; and

4.

There is no other material information concerning the affairs of the Company that has not been generally disclosed.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 16, 2008

Item 3.

Press Release

July 16, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Financial Statements status report.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of July, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

July 24, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

INITIAL OPEN PIT RESOURCE ESTIMATE FOR THE FIRST THREE DEPOSITS AT

SABODALA TOTALS 1.40 MILLION OUNCES GOLD

➢

Resource shells included only to average depths of 150 to 200 metres

➢

Significant on-trend and to-depth potential continues to be drilled

➢

Subsequent drilling expands deposits and confirms new discoveries

➢

Pre-feasibility study to follow resource updates in Q4 2008 and early 2009

➢

Preliminary metallurgical tests confirm high gold recoveries

Oromin Explorations (“Oromin”) reports that it has received an initial NI 43-101 compliant resource estimate prepared by SRK Consulting (Canada) Ltd. (“SRK”) (the “SRK Report”)for the three most advanced gold deposits defined to date at the OJVG Sabodala Gold Project in eastern Senegal. Based on approximately 85,000 metres of drilling at 20 to 40-metre centres in 555 holes (to May 2008), inferred resources at the Masato, Golouma West and Golouma South Deposits total 25.2 million tonnes grading 1.73 grams per tonne gold for 1.40 million ounces of contained gold.

Oromin President, Chet Idziszek stated “This first resource estimate provides an initial snapshot of the ultimate potential of the Sabodala Project. We expect increases to the resource base in the fourth quarter of 2008 and early in 2009, based on our ongoing aggressive drilling programs throughout this period, estimated to total a further 100,000 metres.  This drilling will focus on the on-strike and to-depth potential at the three zones reported, based on demonstrated geological evidence, and also on the 14 additional zones established to date, none of which are part of the SRK Report.”

“As evidence for this potential, note the excellent subsequent drill results at the Golouma West, Golouma South and Masato deposits, which are not included in the resources reported above, and also note the encouraging drill results at four new discoveries confirmed at Goumbati, Sabodala North, Niakafiri and Sekoto.”

All three deposits remain open to expansion both along strike and to depth.  The estimated resource for the Golouma South deposit utilizes only a 400-metre strike length of the 1,065-metres drilled thus far of a 3,000-metre long gold geochemical anomaly.  The Golouma West deposit has been traced over a minimum 1,500-metre length of which only a combined strike extent of 1,000 metres is incorporated into the current resource study.  Similarly at Masato, the resource estimation has taken into account only a 1,700-metre strike extent whereas this deposit has now been drilled along a 2,000-metre length of this 2,600-metre long gold geochemical anomaly.

The SRK report focused only on the three most advanced deposits of seventeen known gold targets discovered to date within the 230-square-kilometre concession (please refer to the attached map). The independent report does not include subsequent drilling in approximately 130 additional drill holes that have since expanded and returned continued excellent results from the Golouma West, Golouma South and Masato deposits. Highlights from this recent drilling include:

➢

11 metres of 2.82 g/t gold in DH-240 at Golouma West

➢

14 metres of 2.07 g/t gold in DH-255 at Golouma West

➢

9 metres of 7.77 g/t gold in DH-245 at Golouma South

➢

10 metres of 5.89 g/t gold in DH-247 at Golouma South

➢

22 metres of 3.81 g/t gold in DH242 at Masato

➢

14 metres of 3.64 g/t gold and 28 metres of 2.56 g/t gold in DH-279 at Masato

➢

14 metres of 2.73 g/t gold in RC-319 at Masato

➢

7 metres of 4.60 g/t gold in RC-329 at Masato

➢

27 metres of 1.93 g/t gold in RC-333 at Masato

Meanwhile, initial drilling of mineralized targets outside the scope of the SRK report has begun at Goumbati, Sabodala North, Niakafiri and Sekoto targets.  Highlights from results available to-date include:

➢

3 metres of 2.58 g/t gold in DH-252 at Goumbati

➢

6 metres of 2.22 g/t gold in DH-260 at Sabodala North

➢

6 metres of 1.65 g/t gold in RC-371 at Niakafiri

➢

17 metres of 1.15 g/t gold in RC-363 at Sekoto

➢

5 metres of 2.09 g/t gold in RC-364 at Sekoto

A preliminary feasibility study scheduled to follow in early 2009 will include additional metallurgical testing to confirm preliminary tests demonstrating high gold recoveries — 93% at Masato, 90% at Golouma West and 88% at Golouma South — and very low reagent consumption (0.2 to 0.4 kg/tonne for cyanide and 0.9 to 1.2 kg/tonne for lime).  It is anticipated that additional testwork will optimize and increase recoveries further.

Sabodala Inferred In-Situ Open Pit Resource Estimate
DEPOSIT	CUT-OFF GRADE Au (g/t)	IN-SITU TONNAGE (Mt)	IN-SITU GRADE Au (g/t)	CONTAINED METAL Au (M ozs)
Golouma West	0.52	6.7	2.38	0.52
Golouma South	0.52	1.8	3.61	0.21
Masato	0.52	16.6	1.25	0.67
TOTAL	0.52	25.2	1.73	1.40

Geological modeling and gold grade estimation were carried out using Gemcom software.  Capped gold assays were composited to 3.0 metre lengths and grade estimation was completed using Inverse Distance weighting to the second power (ID2).  The estimate was conducted on 15x15x6-metre blocks constrained by wireframe solid models.

The initial resource estimate was conducted as a co-operative effort between Lions Gate Geological Consulting Inc. and SRK.  Marek Nowak, P. Eng. of SRK, is the Qualified Person as defined under National Instrument 43-101 responsible for the resource estimates.  Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the non-resource information disclosed in this news release.   TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

N
Oromin North Boundary
Oromin West Boundary
Oromin East Boundary
BRANSAN
DENDIFA WEST
SABODALA NORTH
MALEKO
SEKOTO
MDL Concession
MASATO DEPOSIT
670,000 Ounces
MAMAKONO
Sabodala Deposit
1.26 Million Ounces**
Niakafiri Deposit
140,000 Ounces**
NIAKAFIRI SOUTHWEST
NIAKAFIRI SOUTHEAST
KOROLO
KOBOKOTO
GOLOUMA WEST DEPOSIT
730,000 Ounces
2 Kilometres
MAKI MEDINA
GOLOUMA SOUTH DEPOSIT
CLOVER LEAF
GOUMBATI
KINEMBA
KINEMBA WEST

Mineralized Target & >100ppb Au Geochem Anomaly

Surface Projection of Inferred Resources

* Drilling Initiated

** Open Pitable Mineable Reserves

Oromin Joint Venture Group Ltd.

Sabodala Project

Senagal, West Africa

Gold Deposits & Mineralized Target Zones

July 2008

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 28, 2008

Item 3.

Press Release

July 24, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Report on resource estimate of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of July, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

July 29, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

SHAREHOLDERS RATIFY SHAREHOLDER RIGHTS PLAN

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to report that its shareholders approved the Shareholder Rights Plan announced June 27, 2008 with a unanimous vote at Oromin’s annual and special meeting held this morning.  The Company’s shareholders also re-elected Derek Bartlett, Robert Brennan, Nell Dragovan, Chet Idziszek, Robert Sibthorpe, J.G. Stewart and Douglas Turnbull as directors of the Company.  Dr. Norman E. Haimila did not stand for re-election, but remains as Advisor to the Board and a key petroleum exploration consultant for Oromin.  At a directors meeting immediately following the annual and special meeting, the directors reappointed Chet Idziszek as President and Chief Executive Officer, Ian D. Brown as Chief Financial Officer, David W. Mallo as Vice President of Exploration and J.G. Stewart as Secretary.   Derek Bartlett, Robert Sibthorpe and Douglas Turnbull were appointed to serve as Oromin’s audit committee.

Oromin is also pleased to report that it has now filed on SEDAR its audited financial statements and management discussion and analysis for the fiscal year ended February 29, 2008.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 30, 2008

Item 3.

Press Release

July 29, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Shareholders ratify shareholder rights plan.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 30th day of July, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

July 29, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

SHAREHOLDERS RATIFY SHAREHOLDER RIGHTS PLAN

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to report that its shareholders approved the Shareholder Rights Plan announced June 27, 2008 with a unanimous vote at Oromin’s annual and special meeting held this morning.  The Company’s shareholders also re-elected Derek Bartlett, Robert Brennan, Nell Dragovan, Chet Idziszek, Robert Sibthorpe, J.G. Stewart and Douglas Turnbull as directors of the Company.  Dr. Norman E. Haimila did not stand for re-election, but remains as Advisor to the Board and a key petroleum exploration consultant for Oromin.  At a directors meeting immediately following the annual and special meeting, the directors reappointed Chet Idziszek as President and Chief Executive Officer, Ian D. Brown as Chief Financial Officer, David W. Mallo as Vice President of Exploration and J.G. Stewart as Secretary.   Derek Bartlett, Robert Sibthorpe and Douglas Turnbull were appointed to serve as Oromin’s audit committee.

Oromin is also pleased to report that it has now filed on SEDAR its audited financial statements and management discussion and analysis for the fiscal year ended February 29, 2008.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of June 27, 2008.

BETWEEN:

OROMIN EXPLORATIONS LTD., a body corporate incorporated pursuant to the laws of British Columbia and having an office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6C 4M3

(the “Company”)

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada.

(the “Rights Agent”)

OF THE SECOND PART

WHEREAS:

R.1

The Board of Directors of the Company have determined that it is in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company.

R.2

In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Company has:

(a)

authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding at 12:01 a.m. (Vancouver time) on the Effective Date (the “Record Time”); and

(b)

authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and Expiration Time.

R.3

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement.

R.4

The Company wishes to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

R.5

The Board of Directors of the Company proposes that this Agreement be in place for a period of ten years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

Definitions: In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% of more of the outstanding Voting Shares, provided that the term “Acquiring Person” will not include:

(i)

the Company or any Subsidiary of the Company;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisition;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an “Acquiring Person”;

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, “Disqualification Date” means the first date of public announcement of an act indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario);

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Company; or

(v)

a Grandfathered Person, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 2% of the number of Voting Shares outstanding from time to time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, and Exempt Acquisition, a Pro Rata Acquisition or through the exercise of existing rights to acquire additional Voting Shares from the Company where such rights were owned by the Grandfathered Person at the Record Time.

(b)

“Affiliate” means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

“Agreement” means this shareholder rights plan agreement dated as of June 27, 2008 between the Company and the Rights Agent, as amended, modified or supplemented from time to time.

(d)

“annual cash dividend” means cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the  Company on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated income of the Company, before extraordinary items, for its immediately preceding financial year.

(e)

“Associate” means, when used to indicate a relationship with a specified Person:

(i)

a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii)

a partner of that Person acting on behalf of the partnership of which they are partners;

(iii)

a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in he ordinary course of such business; and

(iv)

a spouse of the Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f)

“Beneficial Owner”: a Person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own, any securities:

(i)

any securities as to which such Person or any of such Person’s Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Business Corporations Act, or the Securities Act (British Columbia) or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Business Corporations Act or the Securities Act (British Columbia) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (ii) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13-3(d)(3)(ii), and (iii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to a mutual agreement, arrangement, pledge (other than (i) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13d-3(d)(3)(iii), and (ii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) or understanding (whether or not in writing) or otherwise;

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide offering of securities, (ii) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13d-3(d)(3)(ii), and (iii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv)

any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(v)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1 (f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant of a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(vii)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(viii)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”);

(B)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any  province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the “Statutory Body”) is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(D)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)

“Board of Directors” means the board of directors from time to time of the Company or any duly constituted and empowered committee thereof.

(h)

“Business Corporations Act” means the British Columbia Business Corporations Act and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(i)

“Business Day” means any other day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(j)

“Canadian Dollar Equivalent” means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount is determined by reference to the U.S.-Canadian Exchange Rate on such date.

(k)

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(l)

“close of business” means, on any given date, the time on such a date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) closes to the public.

(m)

“Common Shares” means the common shares without par value in the capital of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(n)

“Competing Permitted Bid” means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(kk)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any Permitted Bid that is in existence for Voting Shares.

(o)

“controlled”: a corporation shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled if exercised, to elect a majority of the Board of Directors of such corporation.

(p)

“Co-Rights Agents” means a Co-Rights Agent appointed pursuant to Subsection 4.1(a).

(q)

“Company” means Oromin Explorations Ltd.

(r)

“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(h).

(s)

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Company;

(iii)

interest paid on evidence of indebtedness of the Company; or

(iv)

optional cash payments;

be applied to the purchase from the Company of Common Shares.

(u)

“Effective Date” means June 27, 2008.

(v)

“Election to Exercise” means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)

“Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may be from time to time amended, re-enacted or repealed.

(x)

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (b).

(y)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $20.

(z)

“Expansion Factor” shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)

“Expiration Time” means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, the close of business on the tenth anniversary of the Effective Date.

(bb)

“Flip-in Event” means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(cc)

“Grandfathered Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time.

(dd)

“holder” shall have the meaning ascribed thereto in Section 2.8.

(ee)

“Independent Shareholders” means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

(ff)

“Market Price” per share of any securities on any date means the average daily Closing Price per Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Days immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such a date is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share (“Closing Price per Share”) of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United States securities exchange (as determined by the Board of Directors) on which such securities are listed or remitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the Closing Price per Share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.  The market price shall be in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities, as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(gg)

“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).

(hh)

“Offer to Acquire” includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ii)

“Offeror” means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(jj)

“Offeror’s Securities” means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(kk)

“Permitted Bid” means a Take-Over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror.  The Take-Over Bid shall expressly state that Common Shares issued on the exercise of share purchase warrants, options and other securities convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(ak)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(ak)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such a public announcement.

(ll)

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(mm)

“Person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 13d-5 under the Exchange Act of 1934 as in effect on the day hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(nn)

“Pro-Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Company pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Company pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares beneficially owned immediately prior to such acquisition.

(oo)

“Record Time” means 12:01 a.m. (Vancouver time) on June 27, 2008.

(pp)

“Redemption Price” has the meaning ascribed thereto in Section 5.1(b).

(qq)

“Right” means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(rr)

“Rights Agent” means Computershare Investor Services Inc. and any successor rights agent hereunder.

(ss)

“Rights Certificate” means a certificate representing rights in substantially the form of Schedule A attached hereto.

(tt)

“Rights Register” shall have the meaning ascribed in Section 2.6(a).

(uu)

“Securities Act of 1933” means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(vv)

“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.s. 5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ww)

“Separation Time” means the close of business on the tenth Business Day after the earlier of:

(i)

the Share Acquisition date; and

(ii)

the date of commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(xx)

“Share Acquisition Date” means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by the Company or an Acquiring Person that a Person has become an Acquiring Person.

(yy)

“Subsidiary”: a corporation shall be deemed to be a subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by the other; or

(ii)

it is a Subsidiary of a corporation that is the other’s Subsidiary.

(zz)

“Take-Over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(aaa)

“Trading Day” means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian stock exchange, a Business Day.

(bbb)

“U.S.-Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner  determined by the Board of Directors from time to time.

(ccc)

“U.S. Dollar Equivalent” means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(ddd)

“Voting Shares” means the Common Shares and any other shares of the Company entitled to vote generally and at all times for the election of directors of the Company.

(eee)

“Voting Share Reduction” means an acquisition or redemption by the Company of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency: All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References: The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for the convenience of reference only and shall not effect the construction or interpretation of this Agreement.  All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement.  The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares: For purposes of this Agreement, the percentage of Voting Shares of any class Beneficial Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where

A = the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B =the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Share will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert: For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of section 91(1) of the Securities Act (Ontario) (other than by virtue of the inclusion of the word “associate” in Section 91(1) of the Securities Act (Ontario) as it exists on the date hereof).  Notwithstanding the foregoing and for greater certainty, the phrase “acting jointly or in concert”, wherever used in this Agreement, shall not include conduct:

(a)

unrelated to the Company; or

(b)

pertaining to:

(i)

voting or directing the vote of securities of the Company pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)

voting or directing the vote of securities of the Company in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)

having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6

Generally Accepted Accounting Principles: Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

2.

THE RIGHTS

2.1

Legend on Common Share Certificates: Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

“Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the “Shareholder Rights Agreement”) dated as of June 27, 2008 between Oromin Explorations Ltd. (the “Company”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Company.  Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are “Beneficially Owned” by a person who is or becomes an “Acquiring Person”, as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence on Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price: Exercise of Rights: Detachment of Rights:

(a)

Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price.  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time: Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

Exercise After Separation Time: From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held by such Acquiring Person, the holder of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as we are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation with any rule or regulation of any self-regulatory organization, stock exchange or “system” on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of the Company held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise: Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Company, in a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Common Shares: Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii) which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s authorized assigns.

(g)

Covenants: The Company covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Company Act, the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action if at the time such action is take it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Company, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights: The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization: If the Company shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(vi)

issue any Common Shares for other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company or in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted s of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision change, consolidation or issuance would hold thereafter as a result thereof; and

(2)

each Right held prior to such adjustment will become that number of Rights as result from the application of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

Rights Offering: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, use Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of he Common Shares.

(c)

Special Distribution: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of he portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustment: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or the nearest ten-thousandths of a share.  Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment, or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment: If the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made.  The Company and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)

Benefit of Adjustments: Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share  and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise is Effective: Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates:

(a)

Execution: The Rights Certificates shall be executed on behalf of the Company, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificates shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange:

(a)

Maintaining of Registrar: The Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed registrar for the Rights (“Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provision of Subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights: Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing.  As a condition to the issue of any new Rights Certificates under this Section 2.6, the Company may require the payment of an amount sufficient to cover any tax or governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)

No Transfer or Exchange After Termination: The Company shall not be required register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7

Mutilated, Destroyed, Lost and Stolen Certificates:

(a)

Mutilation: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificates, the Company shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificates, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificates so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Company may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners: The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof, and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9

Delivery and Cancellation of Certificates: All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10

Agreement of Rights Holders: Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

(g)

 and that, notwithstanding anything in this agreement to the contrary, neither the Company nor the Rights Agent will have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Shareholder: No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

3.

ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event:

(a)

Flip-In: Subject to the provisions of Section 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)

Certain Rights Void: Notwithstanding anything in the Agreement to the contrary, upon the occurrences of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring); or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Company shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2

Exchange Option:

(a)

Optional Exchange: In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Common Shares or Rights at any time after a Flip-in Event has occurred, authorize the Company to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

(i)

in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors.  To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights.  In the event of any such suspension, the Company shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)

Termination of Right to Exercise: If the Board of Directors authorizes and directs the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a).  Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Company shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9.  Each such notice of exchange shall state the method by which the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

(c)

Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Company will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Company shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities.  In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

4.

THE RIGHTS AGENT

4.1

General:

(a)

Appointment of Rights Agent: The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable.  In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger or Amalgamation or Change of Name of Rights Agent:

(a)

Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent: The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

Bad Faith: The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)

Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Company.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation: The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions:  The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Company and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through it attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent: The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by lettermail or registered mail.  The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of British Columbia.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it has been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

5.

MISCELLANEOUS

5.1

Redemption and Waiver:

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)

The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).  The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less that 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Company shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration: No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates: Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments:

(a)

The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to the Section 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Company.

(c)

The Company may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s constating documents and the Business Corporations Act with respect to meetings of shareholders of the corporation.

(e)

Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Right or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Common Shares:

(a)

No Fractional Rights: The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights.  After the Separation Time, in lieu of issuing fractional Right the Company shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

No Fractional Common Shares: The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Company shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.6

Rights of Action: Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement.  Without limited the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of any Person subject to, this Agreement.

5.7

Regulatory Approvals: Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limited the generality of the foregoing, necessary approvals of the TSX Venture Exchange and any other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d) and the issuance of convertible debt, equity or other securities or other property or assets under section 3.2.  Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the TSX Venture Exchange.

5.8

Declaration as to Non-Canadian holders: If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

5.9

Notices:

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.  V6E 2E9

Attention:

Chief Financial Officer

Fax No.:

(604) 331-8773

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, B.C.  V6C 3B9

Attention:

Manager, Client Services

Fax No.:

(604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Company for its Common Shares.  Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement: The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfill any of its obligations pursuant to this Agreement, then the Company or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors: All of the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement: Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of Rights.

5.13

Governing Law: This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability: If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date: This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16

Confirmation: The Company shall request the confirmation of this Agreement at a general meeting of holder of Voting Shares to be held no later than six months from the date of this Agreement.  If the Agreement is not confirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise  terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors: The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(a)

interpret the provisions of this Agreement and

(b)

make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement).

All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Company, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Compliance with Anti-Money Laundering Legislation:  The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

5.19

Privacy Legislation:  The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.20

Counterparts: This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

OROMIN EXPLORATIONS LTD.

By:     Signed “Chet Idziszek”

Name:  Chet Idziszek

Title:

President

COMPUTERSHARE INVESTOR SERVICES INC.

By:     Signed “David Cavasin”

Name:

David Cavasin

Title:

Manager, Client Services

By:     Signed “Mita Garcia”

Name:

Mita Garcia

Title:

Relationship Manager, Client Services

SCHEDULE A TO THE RIGHTS AGREEMENT

DATED AS OF JUNE 27, 2008 BETWEEN

OROMIN EXPLORATIONS LTD.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No. _________________	_____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF OROMIN EXPLORATIONS LTD., ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.  RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certified that ____________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the “Shareholder Rights Agreement”), dated as of June 27, 2008 between Oromin Explorations Ltd. (the “Corporation”), a corporation incorporated under the Business Corporations Act (British Columbia), and Computershare Investor Services Inc., a company existing under the laws of Canada, as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a “Common Share”) (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be CAD$20 per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Common Shares or more or less than one Common Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered.  If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right.  After the Separation Time, in lieu of issuing factional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

OROMIN EXPLORATIONS LTD. By:_______________________________ Name: Title:	Countersigned: COMPUTERSHARE INVESTOR SERVICES INC. By:_________________________________

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such holder desires to transfer the Rights.)

FOR VALUE RECEIVED ___________________________ hereby sells, assigns and transfers unto

_______________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________ as attorney, to transfer the within Rights Certificate on the books of the Company with full power of substitution.

Dated: ______________________

Signature Guaranteed:_______________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or an eligible guarantor with membership in an approved signature medallion guarantee program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

_________________________________________

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO: ______________________

The undersigned hereby irrevocably elects to exercise

 whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

______________________________________________________________________________

Address:________________________________________________________________________

Social Insurance or Other Taxpayer Identification Number: ______________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

______________________________________________________________________________

Address:________________________________________________________________________

Social Insurance or Other Taxpayer Identification Number: ______________________

Dated: ____________________

Signature Guaranteed:________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or an eligible guarantor with membership in an approved signature medallion guarantee program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

_________________________________________

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Three months ended May 31, 2008

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2008.

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

		February 29,
	May 31,	2008
	2008	(audited)

ASSETS

Current
Cash and cash equivalents	$21,212,750	$26,139,917
Receivables	215,120	176,030
Investments (Note x)	239,588	362,662
Prepaid expenses and deposits	4,872	4,872
	21,672,330	26,683,481

Resource properties (Note 6)	26,508,057	21,246,506
Contractor deposit	171,465	171,465
Equipment and fixtures	147,636	37,145
Performance bond – restricted cash	67,730	66,749
	$48,567,218	$48,205,346

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,405,376	$2,175,285

Shareholders’ equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued: 65,184,906 common shares
(February 29, 2008 – 64,972,583)	58,103,168	57,509,011
Contributed surplus (Note 7)	8,284,899	4,145,757
Accumulated other comprehensive income (Note 4)	(125,284)	(531,311)
Deficit	(20,100,940)	(15,093,396)
	46,161,842	46,030,061
	$48,567,218	$48,205,346

Subsequent events (Note 12)

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Loss
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	May 31, 2008	May 31, 2007

EXPENSES
Amortization	$701	$701
Filing and transfer fees	3,003	4,992
Office and rent	37,983	31,109
Professional and consulting fees	114,037	25,775
Salaries and benefits	50,889	58,258
Stock-based compensation	4,344,140	299,422
Travel and public relations	94,295	62,741

	(4,645,048)	(482,998)

OTHER INCOME (EXPENSE)
Interest income	178,041	159,069
Loss on disposition of investment (Note 5)	(447,458)	(267,572)
Foreign exchange (loss) gain	(93,079)	(87,505)
	(196,008)	(196,008)

Loss for the period	(5,007,544)	(679,006)

Other comprehensive gain (loss)
Unrealized loss on securities held for sale (Note 5)	(41,431)	59,895

Total comprehensive loss for the period	$(5,048,975)	$(619,111)

Basic and diluted loss per common share	$(0.08)	$(0.01)

Weighted average number of shares outstanding	65,081,051	53,129,046

Oromin Explorations Ltd.
(An exploration stage company)
Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)

	Three Months Ended	Three Months Ended
	May 31,	May 31,
	2008	2007

STATEMENT OF DEFICIT
Balance, beginning of period	$15,093,396	$13,715,748
Net loss for the period	5,007,544	679,006
Balance, end of period	$20,100,940	$14,394,754

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$531,311	$-
Unrealized losses on investments held for sale	41,431	59,895
Realization of loss on investment disposed of (Note 5)	(447,458)	-

Balance, end of period	$125,284	$59,895

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended	Three Months Ended
	May 31,	May 31,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(5,007,544)	$(679,006)
Items not affecting cash
Stock-based compensation	4,344,140	299,422
Loss on disposition of investment	447,458	267,572
Amortization	701	701
Foreign exchange loss (gain)	(981)	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(343,048)	(23,838)
Receivables	(39,090)	(10,303)

	(598,364)	(145,452)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	389,159	4,335,142
Increase in amounts due to (from) joint venture	-	(2,544,404)
	389,159	1,790,738

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(4,606,770)	(2,585,331)
Purchase of equipment and fixtures	(111,192)	-
	(4,717,962)	(2,585,331)

Change in cash and cash equivalents	(4,927,167)	(940,045)
Cash and cash equivalents - beginning of period	26,139,917	15,792,822

Cash and cash equivalents – end of period	$21,212,750	$14,852,777

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2008

1.	NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral and oil and gas exploration activities are in the pre-production stage. Consequently, the Company is defined as an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration, and future profitable commercial production or proceeds from the disposition thereof.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 29, 2008.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGES IN ACCOUNTING POLICIES

New accounting policies

Effective with the new fiscal year beginning March 1, 2008, the Company adopted certain new accounting standards issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The adoption of this standard did not have an effect on the Company for the three months ended May 31, 2008.

Capital Disclosure

The Company's objective when managing capital is to safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties, if it believes there is sufficient geologic or economic potential, and it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the stage of development of the Company, is appropriate.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2008

4.	CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments Disclosures

In March 2007, the C1CA issued Section 3862 Financial Instruments - Disclosures, and Section 3863 Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance the previous disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the three months ended May 31, 2008.

Goodwill and Intangible Assets

CICA Handbook Section 3064 Goodwill and Intangible Assets establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, Revenues and Expenses during the pre-operating period. The changes are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. This plan outlines the convergence of Canadian GAAP with IFRS over a transition period culminating in 2011. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS replacing Canadian GAAP is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2008 of $0.20 per share or $239,581 in the aggregate; the Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Lund totaling $47,916 charged to other comprehensive loss for the period.

At February 29, 2008 the Company also held 750,000 shares of Surge Global Energy Inc. (“Surge”). Effective March 12, 2008 the Company agreed to deliver these shares, together with other consideration, to Surge as part of the acquisition price of the interest in the Santa Rosa Project in Argentina described in Note 6(b). Prior to the date of disposition March 12, 2008 the Company recognized a gain in fair value attributable to the Surge shares totaling $6,485 charged to other comprehensive gain (loss) for the period, and effective March 12, 2008 the Company recognized a loss on the disposition of the Surge shares of $447,458, and amount previously carried in the cumulative comprehensive loss account, charged to other income (expense). Following that disposition, the Company held and holds no Surge shares.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2008

6.	RESOURCE PROPERTIES

	Sabodala,	Santa Rosa	Total
	Senegal	Argentina

Balance, February 29, 2008	$19,924,177	$1,322,329	$21,246,506

Acquisition costs	-	757,307	757,307
Camp operation	871,646	-	871,646
Contractors and geological staff	292,202	42,785	334,987
Corporate services fee	497,100		497,100
Drilling	1,842,178	-	1,842,178
Exploration office	52,531	26,066	78,597
Land and legal	-	30,706	30,706
Presumptive income tax	-	8,473	8,473
Sample analysis	548,635	-	548,635
Social programs	61,356	-	61,356
Travel and accommodation	141,493	34,569	176,062
Wages and benefits	163,440	-	163,440
Cost recovery	-	(108,936)	(108,936)
	4,470,581	790,970	2,748,571

Balance, May 31, 2008	$24,394,759	$2,113,299	$26,508,057

a)        Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company domiciled in the Republic of Panama. The Company provides exploration and management services to OJVG.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended May 31, 2008, the joint venture incurred total exploration and related costs of $7,946,962 of which the Company’s share was $3,973,481, exclusive of $497,100 paid by the Company to Bendon for corporate services associated with the project not chargeable to the joint venture.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2008

6.	RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)        Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, EOSA, over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree the Company is committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. Also pursuant to the May 2, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

Pursuant to an agreement dating from 2002 as amended through 2005, as at February 29, 2008 Surge held a 17.52% effective interest in the Santa Rosa Property. By agreement dated March 12, 2008 the Company acquired this 17.52% interest by the payment of US$600,000 in cash and by the delivery to Surge of 1,000,000 common shares of Surge of which 750,000 were held by the Company at February 29, 2008 and a further 250,000 were acquired from a director and senior officer of the Company.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”) (formerly Ottoman Energy Ltd.), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto can acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project. The LOI, as amended, is subject to a number of conditions that must be fulfilled or waived by December 31, 2008, including formal issuance of the exploration and exploitation rights (which occurred May 2, 2008), completion of legal and financial due diligence to Otto’s satisfaction, and the settlement and execution of a joint venture agreement governing the project.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 29, 2008	64,972,583	$57,509,011	$4,145,757
For cash on exercise of warrants	27,323	45,083
For cash on exercise of stock options	185,000	344,500	-
Share issue costs		(424)
Transfer from contributed surplus on exercise of stock options	-	187,996	(187,996)
Transfer from contributed surplus on exercise of warrants	-	17,002	(17,002)
Stock-based compensation (Note 8)	-	-	4,344,140

Balance as at May 31, 2008	65,184,906	$58,103,168	8,284,899

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2008

8.	STOCK OPTIONS

As at May 31, 2008, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
	$
615,000	0.25	January 22, 2009
225,000	0.25	March 3, 2009
100,000	2.60	July 1, 2009
75,000	0.40	June 1, 2010
87,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013

6,418,000

The total fair value of stock options granted and vested during the current period was $4,344,140 which has been recorded in the results of operations as stock-based compensation.

The following assumptions were used for the Black-Scholes valuation of options vested during the period.

Risk-free interest rate	2.76% to 4.59%
Expected life	2 to 5 years
Annualized volatility	53.9% to 77.9%
Dividend rate	0%

9.	WARRANTS

As at May 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
	$
283,109	1.65	December 7, 2008
4,239,327	2.20	* December 7, 2008
540,000	2.75	November 15, 2009
2,700,000	3.30	* November 15, 2009
900,000	3.30	November 26, 2009

8,662,436

* These warrants are subject to accelerated conversion provisions under certain circumstances.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2008

10.	RELATED PARTY TRANSACTIONS

	2008	2007

Office and rent	$13,230	$13,230
Professional and consulting fees	71,605	78,884
Salaries and benefits	43,050	35,578

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at May 31, 2008 is $15,542 (February 29, 2008 -$37,098) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	May 31, 2008	February 29, 2008

Senegal	$24,394,759	$19,924,177
Argentina	2,113,299	1,322,329
Canada	147,636	37,145

	$26,655,694	$21,283,651

12.	SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2008:

a)	The Company adopted a shareholder rights plan whereby on the occurrence of certain triggering events, rights issued to existing shareholders will entitle holders to acquire shares of the Company having a market value of $40 for $20, i.e., effectively at a 50 per cent discount to market. This plan was confirmed by the shareholders at the Company’s annual meeting held July 29, 2008.

b)	The Company issued an initial open pit resource estimate for three of the several deposits under exploration at the Sabodala Gold Project. The independent estimate cited inferred resources totaling 25.2 million tonnes grading 1.73 grams per tonne gold for a total of 1.40 million ounces of contained gold.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2008

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Senegal, West Africa and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the three months ended May 31, 2008, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Senegal and in advancing the permitting process for its Santa Rosa oil & gas concession in the Province of Mendoza, Argentina.

This MD&A is dated July 28, 2008 and discloses specified information up to that date. Oromin is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the three months ended May 31, 2008 and subsequently to the date of this report.

1.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $4.6 million to our investment in the Sabodala project during the quarter, a rate which we expect to continue. News releases issued March 20, May 5, and June 5, 2008 describe significant drilling results and other progress at the Golouma West, Golouma Northwest, Golouma South, Masato, Sekoto, Goumbati, Sabodala North and Niakafiri gold targets. Total joint venture expenditures during the fiscal quarter managed by Oromin were approximately $7.9 million of which Oromin’s share was $3.9 million.

2.

On July 24, 2008 we issued a news release summarizing the initial open pit resource estimate for the three most advanced gold deposits defined to date at the Sabodala Gold Project. The estimate, provided by our independent consultant SRK Consulting (Canada) Ltd. in compliance with National Instrument 43-101 outlines a total inferred in-situ resource estimate at the Goulouma West, Goulouma South and Masato deposits of 25.2 million tonnes grading 1.73 grams per tonne gold for a contained metal resource of 1.40 million ounces. We further reported that the resource shells used in the estimate went only to average depths of 150 to 200 meters, that significant on-trend and to-depth potential remains and continues to be drilled, that subsequent drilling has expanded the subject deposits and confirmed new disoveries, and that preliminary metallurgical tests have confirmed high gold recoveries.

3.	We also advised in the July 24, 2008 news release that we expect updates to our resource estimates in the fourth quarter of 2008 and in early 2009, to be followed in 2009 by a pre-feasibility study.

4.

As cited in previous MD & A reports, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continued, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. On May 2, 2008 the Province of Mendoza issued a decree confirming under its jurisdiction our rights in the project. We are now working on the necessary preparation work to drill the test wells, which we have timetabled for the first quarter of 2009. On July 9, 2008 we issued and filed a National Instrument 51-101 compliant technical report on the Santa Rosa project. This report is available on our website www.oromin.com and on SEDAR.

Oromin Explorations Ltd.
Three months Ended May 31, 2008
Management Discussion and Analysis
Page 2 of 6

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress and subsequently. In addition, Oromin reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, we could, in the future, acquire additional oil and gas or mineral exploration properties. None of our resource properties are in production and therefore do not produce any income.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays a continuing ability to access the capital markets and otherwise manage our financial assets. It also demonstrates a vigorous program of resource project expenditure, which is after all the business we are in as an exploration company. Our cash outlays on our mineral projects have increased from $2.6 million in the first quarter of fiscal 2007 to $4.6 million in the first fiscal 2008 quarter.

Net of the large but non-cash item stock-based compensation, our expenses for the three months ended May 31, 2008 were approximately $300,000, up from approximately $185,000 in the preceding year’s corresponding quarter. All of our major expense cost centres increased in the 2008 fiscal quarter, reflecting the costs of supporting our expanding activities at the Sabodala and Santa Rosa projects, with the most significant increases occurring in professional and consulting fees, in travel and public relations costs, and in salaries and benefits. We expect these levels of costs to continue in the current fiscal year in progress, and in subsequent years, as our projects continue to mature.

Interest earnings increased slightly in 2008 related to the investment of greater balances of financing proceeds at lower yields arising from the current credit uncertainty.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	May 31,	February 29,	November	August 31,	May 31,	February 28,	November	August 31,
	2008	2008	30, 2007	2007	2007	2007	30, 2006	2006
Total assets	$48,567,218	$48,205,346	$45,154,830	$29,919,523	$29,535,410	$27,405,610	$11,706,587	$11,099,325
Resource properties and deferred costs	26,508,057	21,246,506	17,567,037	15,120,881	13,206,938	10,829,718	8,941,412	6,999,391
Working capital (deficiency)	19,266,954	24,508,196	26,464,216	12,235,318	14,073,513	12,586,347	(83,302)	2,035,888
Shareholders’ equity	46,161,842	46,030,061	44,502,094	28,009,604	28,132,643	24,117,196	10,266,882	10,405,499
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(5,007,544)	813,144	(1,302,009)	(209,777)	(679,006)	(829,309)	(171,141)	(172,906)
Earnings (loss) per share	(0.08)	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)	(0.00)	(0.00)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. We experienced a very large charge to the non-cash expense category for stock-based compensation, since the Company made significant grants of incentive stock options in March and May 2008 as set out in Note 8 to the financial statements. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements.

Oromin Explorations Ltd.
Three months Ended May 31, 2008
Management Discussion and Analysis
Page 3 of 6

Liquidity

Based on our existing working capital, Oromin does not require additional financing for the Sabodala Project and our share of the planned Sabodala exploration programs during the current fiscal year, nor for the Santa Rosa Property if we are able to proceed with drilling during the current fiscal year.

Oromin does not currently have an interest in any producing resource. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until Oromin develops cash flow from its operations. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, Oromin plans to continue its exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas targets.

Capital Resources

During the three months ended May 31, 2008, the Company issued a total of 212,323 shares as set out in Note 7 to the financial statement for net cash proceeds of $389,159. Added to the balance of funds raised by equity issues in fiscal 2006 and 2007, we ended the quarter with very substantial cash resources and working capital. The Company has sufficient funds to meet its anticipated general and administrative expenses and to carry on its proposed or anticipated exploration programs for the Sabodala Project and the Santa Rosa Property for the balance of the fiscal year currently under way.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three months ended May 31, 2008, the Company incurred professional fees of $71,605 with directors or companies controlled by directors. These payments were comprised of $55,855 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $15,750 accrued or paid to a law practice controlled by a director and officer of the Company for legal services. The Company also paid wages and benefits of $43,050 to its Chief Executive Officer and incurred office and rent costs of $13,230 with companies related by way of common directors.

As at May 31, 2008, accounts payable includes $15,542 due to related parties as a result of geological consulting services incurred with a company controlled by a director and legal fees incurred with a law practice controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Adoption of new accounting standards

As described in Note 4 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of its 2008-2009 fiscal year. The standards have to do with the concepts of general financial statement disclosure, capital disclosure, and enhance financial instruments disclosures. The adoption of these new standards has not had a material or meaningful effect on the Company’s financial position or results during the fiscal quarter.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, performance bond, accounts payable, and amounts due from or to the Sabodala joint venture. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships. We are exposed to the market risk inherent in our holdings of shares of Lund; each one cent increase or decrease in the fair value of Lund shares creates a $11,979 credit or charge to comprehensive income or loss for the period.

Oromin Explorations Ltd.
Three months Ended May 31, 2008
Management Discussion and Analysis
Page 4 of 6

We also from time to time maintain holdings in bank balances, in amounts due to or from OJVG, and in accounts payable which are denominated in U.S. dollars, Argentine pesos or in CFA francs, the currency of Senegal, a currency which is pegged to the Euro. As a consequence, we are exposed to foreign exchange effects, both realized and unrealized, arising from fluctuations in those currencies. During the fiscal quarter ended May 31, 2008 foreign exchange rates against the Canadian dollar continued to experience high fluctuations and volatility. It is our expectation that this level of fluctuation and volatility is likely to continue during the current fiscal year under way, and that we shall continue to experience significant foreign exchange effects in our statement of operations.

Risk Factors

The Company made extensive disclosures about the risk factors it faces in the management discussion and analysis prepared in respect of our fiscal year ended February 29, 2008. There have been no significant alterations to the risk factors discussed therein to the date of this report. We recommend that readers of our financial and other disclosures take note of the risk factors we have set out

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Our expenditures by project and by cost centre are set out in detail in Note 6 to the financial statements. It is evident that the Sabodala Gold Project has been our principal focus. The application of costs at Sabodala during fiscal 2008 and in the first quarter of the new fiscal year reflects a continuing vigorous and advancing stage of exploration, with an active camp supporting a large technical effort with major expenditures on both reverse circulation and core drilling, on trenching and on related sample analysis. As set out in Note 6 to the financial statements, during the three months ended May 31, 2008, the Company added $4.4 million to its investment in the Sabodala projectof which $3.3 million or 73 per cent was expended on the cost centres of trenching and drilling, assaying, and camp operations.

The principal costs incurred for the Santa Rosa project continued to reflect our efforts seeking governmental acceptance of our drilling plans and programs; i.e., geological consultants, travel costs and the costs of establishing an office in the city of Mendoza. These efforts came to fruition with the grant of a decree by the government of the Province of Mendoza on May 2, 2008 as described in note 6(b) to the financial statements. We expect these costs will increase very significantly in the fiscal year currently under way as we prepare to drill test wells on the project, timetabled for the first quarter of 2009. Our proportion of such costs would be reduced by the participation of Otto Energy Ltd. as set out in note 6(b) to the financial statements. Also as set out in Note 6(b), we acquired back from Surge Global Energy, Inc. (“Surge”) a 17.52% interest in the Santa Rosa project by the payment of US$600,000 in cash and the delivery of one million of Surge’s own shares back to them. This transaction underlies the charge of $757,307 as acquisition costs at the Santa Rosa project during the quarter.

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 65,184,906 were outstanding at May 31, 2008 and at June 30, 2008.

Oromin Explorations Ltd.
Three months Ended May 31, 2008
Management Discussion and Analysis
Page 5 of 6

Share purchase warrants

As at June 30, 2008, the Company had the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date

4,274,150	$2.20	December 7, 2008(1)
283,109	$1.65	December 7, 2008
540,000	$2.75	November 15, 2009
2,700,000	$3.30	November 15, 2009(1)
900,000	$3.30	November 26, 2009(1)
8,697,259

(1) These warrants are subject to accelerated conversion provisions as described in Notes 9(b) and 9(c) to the annual audited financial statements.

Incentive stock options

As at June 30, 2008, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

615,000	$0.25	January 22, 2009
225,000	$0.25	March 3, 2009
100,000	$2.60	July 1, 2009
75,000	$0.40	June 1, 2010
87,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
75,000	$2.79	October 1, 2010
100,000	$0.80	November 22, 2010
1,621,000	$1.90	February 15, 2011
20,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
70,000	$2.04	January 9, 2012
200,000	$2.80	April 20, 2012
85,000	$2.91	May 8, 2012
100,000	$2.91	May 9, 2012
75,000	$3.40	March 1, 2013
2,320,000	$3.25	March 26, 2013
250,000	$3.00	May 14, 2013
6,418,000

Vancouver, British Columbia	July 28, 2008

Readers are referred to the Cautionary Statement on the following page.

Oromin Explorations Ltd.
Three months Ended May 31, 2008
Management Discussion and Analysis

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Chet Idziszek, President and Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Oromin Explorations Ltd. (the Issuer) for the interim period ending May 31, 2008.

2.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 31, 2008

 “Chet Idziszek”

Chet Idziszek,

President and CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Oromin Explorations Ltd. (the Issuer) for the interim period ending May 31, 2008.

2.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 31, 2008

“ Ian Brown ”

Ian Brown,

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.